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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1. Name and Address of Reporting Person*

Harrison                            James                 M.
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)
                               Amscan Holdings, Inc.
                                80 Grasslands Road
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                                    (Street)

Elmsford                           New York              10523
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   (City)                           (State)              (Zip)


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2. Issuer Name and Ticker or Trading Symbol

Amscan Holdings, Inc. (Nasdaq:AMSN)

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3. IRS or Social Security Number of Reporting Person (Voluntary)


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4. Statement for Month/Year

December 1997
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5. If Amendment, Date of Original (Month/Year)


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6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [   ]   Director                             [   ]   10% Owner
   [ X ]   Officer (give title below)           [   ]   Other (specify below)

President

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7. Individual or Joint/Group Filing (Check Applicable Line)

   [ X ] Form filed by one Reporting Person
   [   ] Form filed by more than one Reporting Person


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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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
Common Stock, par value $0.10 per
share                                  12/19/97       J(1)           5000         D       $16.50  -0-            D
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                                       12/19/97       J(1)             15         A        --     15             D
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
* If the Form is filed by more than one Reporting Person, see Instruction
  4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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
Option (contingent                                                              Common
right to buy)     $12.00      12/19/97 J(2)           50,000  (2)      (2)      Stock     50,000  (2)      -0-       D
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                                                                                Common
                  $54,545.00  12/19/97 J(2)      2.394        (2)      (2)      Stock      2.394  (2)      2.394     D
------------------------------------------------------------------------------------------------------------------------------------
                                                                                Common
                  $75,000.00  12/19/97 A(2)      13.874       (2)      (2)      Stock     13.874    --    13.874     D
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
Explanation of Responses:



     (1) On December 19, 1997, Confetti Acquisition, Inc., a newly organized Delaware corporation ("Acquisition") affiliated with GS Capital Partners II, L.P. and certain other private investment funds managed by Goldman, Sachs & Co., was merged with and into Amscan Holdings, Inc. (the "Company"), with the Company as the surviving corporation in the merger (the "Merger"). At the effective time of the Merger, each share of the Company's common stock, par value $0.10 per share, with certain exceptions, was converted, at the election of the holder thereof, into the right to receive from the Company following the Merger either $16.50 in cash (the "Cash Consideration"), or $9.33 in cash plus a retained interest in the Company equal to one share for every 150,000 shares so elected, with cash to be paid in lieu of fractional shares. Mr. Harrison tendered 5,000 shares of the Company's common stock in the Merger and elected to receive the Cash Consideration. Pursuant to Mr. Harrison's employment agreement with Acquisition, Mr. Harrison was granted 15 restricted shares of Acquisition's common stock at a per share price of $75,000.00 per share, which shares of Acquisition so acquired by Mr. Harrison were converted at the effective time of the Merger into 15 restricted shares of the Company's common stock (as the surviving corporation in the Merger).

     (2) In accordance with Mr. Harrison's employment agreement, and pursuant to the terms of the Company's stock incentive plan (the "Plan"), the related option agreement (with the Plan, the "Option Documents") and the rollover stock option agreement (the "Rollover Agreement") adopted by the Company at the effective time of the Merger, Mr. Harrison converted his options to purchase 50,000 shares of the Company's common stock prior to the Merger into options to purchase 2.394 shares of the Company's common stock (as the surviving corporation in the Merger), exercisable at a per share price of $54,545.00, and he received a cash payment of $176,531.57. The rollover options vest in equal annual installments of 20% per year over a five-year period. Unless sooner exercised or forfeited as provided in Option Documents and the Rollover Agreement, the options will expire on the tenth anniversary of the effective time of the Merger. Additionally, in accordance with the terms of Mr. Harrison's employment agreement, and pursuant to the terms of the Option Documents, Mr. Harrison was granted options to purchase 13.874 shares of the Company's common stock, exercisable at a per share price of $75,000.00. The options vest in equal annual installments of 20% per year over a five-year period and are subject to forfeiture upon termination of Mr. Harrison's employment if not vested and exercised within certain time periods specified in the Option Documents. Unless sooner exercised or forfeited as provided in the Option Documents, the options will expire on the tenth anniversary of the effective time of the Merger.


     /s/  James M. Harrison                                      1/9/98
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedures.


       Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

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